
RECEIVED
2007
SEC MAIL PROCESSING SECTION
WASH, D.C.

SECURITI



07001262

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51599

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McNamee Lawrence & Co. Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Boylston Street, 7th Floor
(No. and Street)

Boston	Massachusetts	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Giles McNamee (617) 638-2600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edelstein & Company, LLP
(Name – *if individual, state last, first, middle name*)

24 School Street	Boston	Massachusetts	02108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Giles McNamee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McNamee Lawrence & Co. Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ALAN M. GREGG
MY COMM. EXPIRES JULY 20, 2007
NOTARY PUBLIC

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

edelstein
EDELSTEIN & COMPANY LLP

CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

24 School Street
Boston, MA 02108-5113

Tel: 617-227-6161
Fax: 617-589-0530

www.edelsteincpa.com
A Member of AGN International, Ltd.


SEC MAIL
PROCESSING
RECEIVED
FEB 22 2007
WASH, D.C.
203
SECTION

Report of Independent Certified Public Accountants

Board of Directors and Stockholder of
McNamee Lawrence & Co. Securities, Inc.

We have audited the accompanying statement of financial condition of McNamee Lawrence & Co. Securities, Inc. (a wholly-owned subsidiary of McNamee Lawrence & Co. LLC) as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of McNamee Lawrence & Co. Securities, Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Edelstein & Company LLP

Boston, Massachusetts
February 15, 2007

McNAMEE LAWRENCE & CO. SECURITIES, INC.
(a wholly-owned subsidiary of McNamee Lawrence & Co. LLC)

Statement of Financial Condition
December 31, 2006

Assets	
Cash	$ 57,100
Due from parent	33,525
Prepaid expenses	16,813
Total assets	$ 107,438
Liabilities and stockholder's equity	
Liabilities	
Accrued expenses	$ 12,500
Accrued income taxes	1,300
Total liabilities	13,800
Stockholder's equity	
Common stock, no par value; 2,000 shares authorized; 100 shares issued and outstanding	-
Additional paid-in capital	144,085
Accumulated deficit	(50,447)
Total stockholder's equity	93,638
Total liabilities and stockholder's equity	$ 107,438

The accompanying notes are an integral part of this statement.

McNAMEE LAWRENCE & CO. SECURITIES, INC.
(a wholly-owned subsidiary of McNamee Lawrence & Co. LLC)

Notes to Statement of Financial Condition

Note A - Organization and Nature of Business

McNamee Lawrence & Co. Securities, Inc. (the "Company" or "MLCS") is registered as a broker-dealer in securities under the Securities and Exchange Act of 1934 ("Act") and is a non clearing member of the National Association of Securities Dealers, Inc. The Company was created pursuant to the corporation laws of the State of Maine in October 1998. The Company does not carry customer accounts and is accordingly exempt from the Act's rule 15c3-3 (the Customer Protection Rule) pursuant to provision k(2)(i) of that rule.

The Company is 100% owned by McNamee Lawrence & Co. LLC ("MLC").

The Company engages in the investment banking business by providing financial advisory services primarily to institutional customers, advising and arranging capital sourcing, mergers and acquisitions, and providing fairness opinions.

Note B. – Significant Accounting Policies

Investment Banking

Investment banking revenues represents fees earned for providing fairness opinions.

Revenues are recorded upon completion of the fairness opinion and income is reasonably determinable.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers all demand deposit bank accounts to be cash equivalents. From time to time, the Company's cash balance exceeds the insurance limit provided by the Federal Deposit Insurance Corporation.

Note C – Related Party Transactions

MLCS and MLC have common Officers and Directors which may result in conflicts of interest (such as allocation of employee time) in the course of their management of the Company's operations.

Expense Sharing Agreement

An expense sharing agreement provides that MLC pays certain shared expenses of MLCS. The Company receives an economic benefit that is not reflected in its financial statements through this arrangement. The agreement covers rent, office supplies, travel, entertainment, postage, telephone and insurance. The agreement provides that MLCS will not reimburse these costs to MLC.

Revenue Sharing Agreement

A revenue sharing agreement requires MLCS to pay 95% of fees earned to MLC in exchange for investment banking and advisory services. For the year ended December 31, 2006, fees earned by MLCS and allocated to MLC totaled $152,000.

Servicing Agreement

A servicing agreement requires MLCS to provide MLC certain advisory and administrative services. For providing such services, MLC pays MLCS a service fee equal to five percent of the payroll related expenses allocated to MLC during the year. For the year ended December 31, 2006, the service fee totaled $58,201.

MLCS pays all salary and salary related expenses for MLC. Salaries and salary related expenses are allocated between MLCS and MLC based on a proration of revenues. Expenses allocated to MLCS pursuant to this agreement totaled $3,640 for the year ended December 31, 2006.

The servicing agreement provides that to the extent the cash on hand of either MLCS or MLC is insufficient to pay its expenses, the other company may, but is not required to, make an advance of such amount as may be needed.

Note D – Taxes

The Company has a net operating loss carryforward for Federal and state income tax purposes. Based on management's assessment of the realizability of these net operating losses, a deferred tax asset has been fully reserved. At December 31, 2006, the Company has approximately $29,750 of net operating loss carryforward deductions which will begin to expire on December 31, 2020. Of the total losses carried forward, the use of approximately $18,100 of those losses are subject to the ownership change rules of IRC Section 382 as a result of the acquisition of the Company in 2001.

Note E – Net Capital Requirement

As a registered broker/dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital. The Company has elected to use the basic method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness may change on a daily basis. The withdrawal of equity from the Company is subject to more restrictive requirements than minimum net capital requirements. At December 31, 2006, the Company had net capital of $43,300, which exceeded its requirement by $38,300.

The Company filed a notification to the SEC and NASD under SEC Rule 17a-11(b) of a net capital deficiency for the period January 31, 2007 through February 14, 2007. The net capital deficiency totaled $22,531 at February 14, 2007. The Company subsequently corrected the deficiency on February 15, 2007.

edelstein
EDELSTEIN & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS
24 School Street
Boston, MA 02108-5113
Tel: 617-227-6161
Fax: 617-589-0530
www.edelsteincpa.com
A Member of AGN International, Ltd.


SEC MAIL PROCESSING
RECEIVED
FEB 2 2 2007
WASH, D.C.
203

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors and Stockholder of
McNamee Lawrence & Co. Securities, Inc.

In planning and performing our audit of the financial statements and supplementary information of McNamee Lawrence & Co. Securities, Inc. (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;
2. Recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. The objectives of internal control and the related practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a significant deficiency or combination of significant deficiencies, that results in a more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected. A significant deficiency is a control deficiency or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Edelstein & Company LLP

Boston, Massachusetts
February 15, 2007

END